SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.)


                         Danielson Holding Corporation
                                (Name of issuer)

                      Common Stock, $.10 par value per share
                         (Title of class of securities)

                                    236274106
                                 (CUSIP number)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EQSF Advisers, Inc.
         (EIN 13-3354359)
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                              (b)  [   ]
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  3      SEC USE ONLY

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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York Corporation

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                                 5      SOLE VOTING POWER
          NUMBER OF
            SHARES                               803,669
                               -------------------------------------------------
         BENEFICIALLY            6      SHARED VOTING POWER
           OWNED BY
                                ------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                               803,669
                               -------------------------------------------------
             WITH               8       SHARED DISPOSITIVE POWER

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 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  803,669
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 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                      [    ]

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 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.23%
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 12      TYPE OF REPORTING PERSON*

                  IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Martin J. Whitman
                  (###-##-####)
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                   (b)   [   ]
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  3      SEC USE ONLY

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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                                 5      SOLE VOTING POWER

          NUMBER OF                              None  (See Item 4)
                               -------------------------------------------------
                                 6      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                            None
           OWNED BY            -------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER

          REPORTING                              None  (See Item 4)
                               -------------------------------------------------
         PERSON WITH            8       SHARED DISPOSITIVE POWER

                                                 None
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 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-    (See Item 4)
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 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [  ]
--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-
--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
         (a)      Name of Issuer:
                  Danielson Holding Corporation (the "Issuer").

         (b)      Address of Issuer's Principal Executive Offices or, if None,
                  Residence:
                  767 Third Avenue, New York, NY 10017
Item 2.
         (a)      Name of Person Filing:
                  This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF") and Martin J. Whitman, the Chief Executive Officer of EQSF and controlling person of EQSF. (EQSF and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint schedule 13G filing agreement among the reporting persons.

         (b)      Address of Principal Business Office:
                  The address of the principal executive office of EQSF and Mr. Whitman is: 767 Third Avenue, New York, NY 10017-2023.

         (c)      Citizenship:
                  The citizenship or place of organization of each of the reporting persons is as follows:

                  EQSF:
                  New York State Corporation.

                  Martin J. Whitman:
                  United States Citizen.

         (d)      Title of Class of Securities:
                  Common Stock, $.10 par value per share.

         (e)      CUSIP Number:
                  236274106

Item 3. If this statement is being filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (EQSF).

Item 4.  Ownership.
         (a)&(b) EQSF beneficially owns 803,669 shares, or 5.23% of the class of securities of the issuer.

         (c)      (i) EQSF: 803,669

                  (ii) Not applicable.

                  (iii) EQSF: 803,669

                  (iv) Not applicable.

         Mr. Whitman disclaims beneficial ownership of all such shares.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         Third Avenue Value Fund, Inc., an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               February 13, 1997
                                                                          (Date)




                                                     EQSF ADVISERS, INC.

                                                     By:/s/   MARTIN J. WHITMAN
                                                     Martin J. Whitman
                                                     Chairman, President and
                                                     Chief Executive Officer


                                                      /s/      MARTIN J. WHITMAN
                                                     Martin J. Whitman